# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acuren Corp, CIK 0002032966
CUSIP: 00510N102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14434 Medical Complex Drive, #100, Tomball, Texas (TX), 77377
Date of event which requires filing of this statement: 05/14/2025
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IX, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, 7864826333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,877,500; sole dispositive power 0; shared dispositive power 19,877,500; aggregate amount beneficially owned 19,877,500 (16.4% of the class)
- Mariposa Acquisition IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,877,500; sole dispositive power 0; shared dispositive power 19,877,500; aggregate amount beneficially owned 19,877,500 (16.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Acuren Corp
Address of issuer's principal executive offices: 14434 Medical Complex Drive, #100, Tomball, Texas (TX), 77377
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission on February 14, 2025 (as amended, the "Statement"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Acuren Corporation (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is supplemented as follows:

The Reporting Persons did not expend any funds in connection with the execution of the Voting Agreement (as defined below). The Voting Agreement is described in more detail in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is supplemented as follows:

Merger Agreement

On May 14, 2025, the Issuer entered into an Agreement and Plan of Merger by and among the Issuer, NV5 Global, Inc., a Delaware corporation ("NV5"), Ryder Merger Sub I, Inc., a Delaware corporation ("Merger Sub I"), and Ryder Merger Sub II, Inc., a Delaware Corporation ("Merger Sub II") (the "Merger Agreement") pursuant to which the Issuer will acquire all of the issued and outstanding shares of common stock of NV5 (other than shares held by any of the Issuer, Merger Sub I, Merger Sub II, NV5 or their affiliates and shares of NV5 subject to appraisal demands in accordance with applicable Delaware law) for $10.00 in cash, without interest, and a number of shares of Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement) for each share of common stock of NV5.

Voting Agreement

In connection with the execution of the Merger Agreement, on May 14, 2025, Mariposa entered into a voting support agreement (the "Voting Agreement") with NV5, under which Mariposa agreed, among other things, to vote, or cause to be voted, all of the shares of the Issuer's Common Stock beneficially owned by it in favor of the adoption of the Merger Agreement and/or against the approval or adoption of any alternative acquisition proposal by the Issuer. The Voting Agreement also contains restrictions on the transfer of shares of the Issuer's Common Stock held by Mariposa. In addition, the Voting Agreement will automatically terminate, without notice or action by any parties, upon the earlier of the (i) receipt of approval of the Acuren Stock Issuance (as defined in the Merger Agreement), (ii) termination of the Merger Agreement in accordance with its terms, and (iii) as mutually agreed by NV5 and Mariposa.

The foregoing description of the Voting Agreement is qualified by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit E and is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5 is supplemented as follows:

Except for the Voting Agreement described in Item 4 above, no transactions in the Common Stock were effected.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented by the information set forth above in Item 4 which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -- Joint Filing Agreement among the Reporting Persons, dated February 14, 2025.

Exhibit B -- Placing Agreement, dated May 17, 2023, by and between the Issuer, certain of its directors and founders, Mariposa, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (incorporated by reference to Exhibit 10.8 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-282976)).

Exhibit C -- Founder Insider Letter, dated May 17, 2023, by and between the Issuer, its founders and Mariposa (incorporated by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-282976)).

Exhibit D -- Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer's Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 16, 2024, which contains the terms of the Series A Preferred Stock).

Exhibit E -- Voting Support Agreement, by and among NV5 Global, Inc. and Mariposa Acquisition IX, LLC, dated May 14, 2025.

## Signatures
- Sir Martin E. Franklin: /s/ Sir Martin E. Franklin, Sir Martin E. Franklin (05/16/2025)
- Mariposa Acquisition IX, LLC: /s/ Sir Martin E. Franklin, Sir Martin E. Franklin, its Manager (05/16/2025)